UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LDR HOLDING CORPORATION

(Name of Subject Company)

LH MERGER SUB, INC.

(Offeror)

an indirect wholly owned subsidiary of

ZIMMER BIOMET HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

50185U105

(CUSIP Number of Class of Securities)

Zimmer Biomet Holdings, Inc.

Attention: Chad F. Phipps, Esq.

345 East Main Street

Warsaw, IN 46580

(574) 267-6131

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Morton A. Pierce, Esq. Chang-Do Gong, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, New York 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$1,140,769,707	$114,876

(1)	The transaction valuation is an estimate calculated solely for purposes of determining the amount of the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 29,316,875 shares of common stock, par value $0.001 per share, of LDR Holding Corporation (“LDR”) multiplied by the offer price of $37.00 per share, (ii) the net offer price for 1,793,063 shares issuable pursuant to outstanding options with an exercise price less than $37.00 per share (which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $37.00 minus the weighted average exercise price for such options of $23.14 per share), (iii) 432,909 shares subject to issuance pursuant to restricted stock units multiplied by the offer price of $37.00 per share, (iv) 372,549 shares subject to issuance pursuant to outstanding performance-based restricted stock units multiplied by the offer price of $37.00 per share and (v) 37,609 shares subject to issuance upon the exercise and subsequent conversion of outstanding warrants to purchase capital stock of LDR Médical S.A.S, a subsidiary of LDR, multiplied by the offer price of $37.00 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of June 10, 2016, the most recent practicable date.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by: (i) LH Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Zimmer Biomet Holdings, Inc., a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (“Shares”), of LDR Holding Corporation, a Delaware corporation (“LDR”), for a price of $37.00 per Share, net to the seller in cash, without interest, less any deductions or withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2016 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal that accompanies the Offer to Purchase, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is LDR Holding Corporation, a Delaware corporation (“LDR”). LDR’s principal executive office is located at 13785 Research Boulevard, Suite 200, Austin, Texas 78750. LDR’s telephone number at such address is (512) 344-3333.

(b) This Schedule TO relates to all outstanding shares of common stock, par value $0.001 per share (“Shares”), of LDR. LDR has advised Zimmer Biomet Holdings, Inc. (“Parent”) that, as of the close of business on June 10, 2016, 29,316,875 Shares were outstanding and 2,856,336 Shares were reserved for future issuance pursuant to stock options, restricted stock units, performance-based restricted stock units and warrants, as described in further detail in the Offer to Purchase. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a)-(c) This Schedule TO is filed by Parent and LH Merger Sub, Inc. (“Purchaser”). The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning LDR,” “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with LDR,” “The Transaction Agreements” and “Purpose of the Offer; No Stockholder Vote; Plans for LDR” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The Transaction Agreements,” “Purpose of the Offer; No Stockholder Vote; Plans for LDR,” “Certain Effects of the Offer” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning LDR,” “Certain Information Concerning Parent and Purchaser,” “Purpose of the Offer; No Stockholder Vote; Plans for LDR” and “The Transaction Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning LDR,” “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with LDR,” “Purpose of the Offer; No Stockholder Vote; Plans for LDR” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; No Stockholder Vote; Plans for LDR,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer,” “The Transaction Agreements” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated June 14, 2016.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on June 14, 2016.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Zimmer Biomet Holdings, Inc. and LDR Holding Corporation on June 7, 2016, originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(B)	Slide Presentation for Analyst and Investor Call held on June 7, 2016, originally filed as Exhibit 99.2 to the Current Report on Form 8-K filed by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(C)	Letter to Zimmer Biomet Holdings, Inc.’s U.S. Sales Management and Distributors issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(D)	Letter to LDR Holding Corporation’s Team Members issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(E)	Letter to LDR Holding Corporation’s U.S. Sales Management and Direct Sales Representatives issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(F)	Letter to Zimmer Biomet Holdings, Inc.’s Consultants issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(G)	Letter to Zimmer Biomet Holdings, Inc.’s Team Members issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(H)	Letter to Zimmer Biomet Holdings, Inc.’s Customers issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(I)	Frequently Asked Questions for Zimmer Biomet Holdings, Inc.’s Spine Team Members issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(J)	Letter to LDR Holding Corporation’s U.S. Distributors issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(K)	Transcript of Analyst and Investor Call conducted by Zimmer Biomet Holdings, Inc. and LDR Holding Corporation on June 8, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 8, 2016, which is incorporated herein by reference.

(a)(5)(L)	Current Report on Form 8-K filed by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 10, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 10, 2016, which is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of June 6, 2016, by and among Zimmer Biomet Holdings, Inc., LH Merger Sub, Inc. and LDR Holding Corporation, originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(d)(2)	Confidentiality Agreement, dated as of March 21, 2016, by and between Zimmer Biomet Holdings, Inc. and LDR Holding Corporation.*

(d)(3)	Exclusivity Agreement, dated as of May 4, 2016, by and between Zimmer Biomet Holdings, Inc. and LDR Holding Corporation.*

(d)(4)	Letter Agreement Regarding Extension of Exclusivity Period, dated as of June 3, 2016, by and between Zimmer Biomet Holdings, Inc. and LDR Holding Corporation.*

(d)(5)	Employment Agreement, dated as of June 6, 2016, by and between Zimmer Biomet Holdings, Inc. and Christophe Lavigne.*

(d)(6)	Employment and Consulting Engagement, dated as of June 6, 2016, by and between Zimmer Biomet Holdings, Inc. and Patrick Richard.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2016

LH MERGER SUB, INC.

By:	/s/ Chad F. Phipps
Name:	Chad F. Phipps
Title:	Senior Vice President and Secretary

ZIMMER BIOMET HOLDINGS, INC.

By:	/s/ Chad F. Phipps
Name:	Chad F. Phipps
Title:	Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 14, 2016.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Newspaper Advertisement as published in The New York Times on June 14, 2016.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Zimmer Biomet Holdings, Inc. and LDR Holding Corporation on June 7, 2016, originally filed as Exhibit 99.1 to the Current Report on Form 8-K filed by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(B)	Slide Presentation for Analyst and Investor Call held on June 7, 2016, originally filed as Exhibit 99.2 to the Current Report on Form 8-K filed by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(C)	Letter to Zimmer Biomet Holdings, Inc.’s U.S. Sales Management and Distributors issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(D)	Letter to LDR Holding Corporation’s Team Members issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(E)	Letter to LDR Holding Corporation’s U.S. Sales Management and Direct Sales Representatives issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(F)	Letter to Zimmer Biomet Holdings, Inc.’s Consultants issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(G)	Letter to Zimmer Biomet Holdings, Inc.’s Team Members issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(H)	Letter to Zimmer Biomet Holdings, Inc.’s Customers issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(I)	Frequently Asked Questions for Zimmer Biomet Holdings, Inc.’s Spine Team Members issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(J)	Letter to LDR Holding Corporation’s U.S. Distributors issued by Zimmer Biomet Holdings, Inc. on June 7, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(a)(5)(K)	Transcript of Analyst and Investor Call conducted by Zimmer Biomet Holdings, Inc. and LDR Holding Corporation on June 8, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 8, 2016, which is incorporated herein by reference.

(a)(5)(L)	Current Report on Form 8-K filed by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 10, 2016, originally filed on Schedule TO-C by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 10, 2016, which is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of June 6, 2016, by and among Zimmer Biomet Holdings, Inc., LH Merger Sub, Inc. and LDR Holding Corporation, originally filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Zimmer Biomet Holdings, Inc. with the Securities and Exchange Commission on June 7, 2016, which is incorporated herein by reference.

(d)(2)	Confidentiality Agreement, dated as of March 21, 2016, by and between Zimmer Biomet Holdings, Inc. and LDR Holding Corporation.*

(d)(3)	Exclusivity Agreement, dated as of May 4, 2016, by and between Zimmer Biomet Holdings, Inc. and LDR Holding Corporation.*

(d)(4)	Letter Agreement Regarding Extension of Exclusivity Period, dated as of June 3, 2016, by and between Zimmer Biomet Holdings, Inc. and LDR Holding Corporation.*

(d)(5)	Employment Agreement, dated as of June 6, 2016, by and between Zimmer Biomet Holdings, Inc. and Christophe Lavigne.*

(d)(6)	Employment and Consulting Engagement, dated as of June 6, 2016, by and between Zimmer Biomet Holdings, Inc. and Patrick Richard.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.